December 15, 2014

Cecilia D. Blye, Chief

Office of Global Security Risk

U.S. Securities and Exchange Commission

Washington D.C. 20549-0404

Re:	ABB Ltd
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed March 7, 2014
File No. 1-16429

Dear Ms. Blye,

We received by email your letter to us dated December 5, 2014.  Since we are entering the holiday season and many employees will not be available during the next few weeks, we will require some additional time to prepare our response.  We intend to respond to your inquiry by the end of day on Friday, January 23, 2015.  Please feel free to contact us should you have any questions.

Sincerely yours,

ABB Ltd

/s/ Eric Elzvik	/s/ Richard A. Brown
Eric Elzvik	Richard A. Brown